EXHIBIT 12.1

	Ratio of Earnings to Fixed Charges
	(dollars in thousands, except ratio data)
	March 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2006	2005	2004	2003	2002	2001
Fixed Charges:
Interest expense on indebtedness (including amortization of debt expense and discount)	$3,559	$17,849	$22,868	$23,723	$23,746	$24,638

Interest expense on portion of rent expense representative of interest	4,032	14,614	9,089	7,604	7,206	6,159

Total Fixed Charges	$7,591	$32,463	$31,957	$31,327	$30,952	$30,797

Earnings (Loss):
Net loss before provision for income taxes and cumulative effect of change in accounting principle	$(62,139)	$(239,439)	$(242,898)	$(185,324)	$(219,716)	$(117,152)

Fixed Charges per above	7,591	32,463	31,957	31,327	30,952	30,797

Total Earnings (Loss)	$(54,548)	$(206,976)	$(210,941)	$(153,997)	$(188,764)	$(86,355)

Ratio of Earnings to Fixed Charges	—	—	—	—	—	—

Coverage deficiency (1)(2)(3)	$(62,139)	$(239,439)	$(242,898)	$(185,324)	$(219,716)	$(117,152)

(1)	The Company’s Coverage deficiency for 2004 includes net charges of $12,975, relating to a $15,408 charge for restructuring partially offset by a gain recognized on the extinguishment of debt of $2,433.

(2)	The Company’s Coverage deficiency for 2002 includes charges aggregating $46,396 arising from the Company’s impairment charge relating to its investment in CAT and a charge for construction design changes of $32,158 and $14,238, respectively.

(3)	The Company’s Coverage deficiency for 2001 includes charges aggregating $26,208 arising from the Company’s impairment charge relating to its investment in Transgene and debt conversion expenses of $22,314 and $3,894, respectively.